Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is an FAQ from Sandra A. Melillo, Senior Vice President of The Merchant’s Bank and Trust Company (“Merchants”) to employees of Merchants, the wholly-owned subsidiary of MBT Bancorp, regarding the proposed merger transaction between MainSource Financial Group, Inc. and MBT Bancorp.

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From:	Sandra A. Melillo
To:	All Employees
Subject:	Q&A #1

We have finished the first week and we have lots of question and some answers, too!  As our journey develops it will be challenging so keep in mind we don’t have all the answers at this point or even know all the questions yet.   Here are some questions we have been able to answer so far.  As you think of more, please let me know and I will begin to work on those, too.

Sandi

Question:

MSB said we would pretty much know in about 30 days as to whether or not we would still have positions.  If my job is eliminated, will I continue working until September or would it be an immediate dismissal?

Answer:

Any job eliminations will not be effective until the merger closes.  Of course, your employment is subject to the same rules and laws under which you are currently working, including employment at will.

Question:

Will there be severance payments if I lose my job due to the merger?

Answer:

Generally, you will be offered 2 weeks of severance for each full year completed with MBT with a minimum of 4 weeks and a maximum of 26 weeks.

Question:

What happens to my 401(k) after the merger?

Answer:

You will become 100% vested at the time of the merger closing.  Your 401(k) will be dispersed to you as soon as practical after the closing.

Question:

If I am retained by MSB, will I start over as a new employee or do I keep the seniority I have built up?

Answer:

Your date of hire with MSB will revert to your date of hire with MBT.

Question:

If I am retained by MSB, will I have to wait to receive medical benefits?

Answer:

If you were qualified for MBT medical at the time of the merger, you will be qualified to immediately join the MSB Plan.

Question:

What happens to my sick days and vacation at the time of merger?

Answer:

If your employment is not retained by MSB, your accrued but unused vacation will be paid to you.  This is based on how many full months you worked in 2014 and how much vacation you have already taken.

If you are retained by MSB, your vacation will be carried and you will start to accrue Paid Time Off (PTO) at the time of the merger. The following calculation is an example of the vacation you will carry:

If you started 2014 with MBT and were allowed 12 vacation days for the calendar year and took 5 days before September 30th, the target date of the merger:

The pro-rated amount of days you were entitled to at that point would have been 9 days (1 day a month for 9 months), you took 5 so you have 4 to carry over to MSB.  You will then keep those 4 plus you will begin to accrue PTO under their plan for the remainder of the year.  You must use all your PTO by calendar year-end—use it or lose it.

It is our policy that sick days will not be paid out nor will they carry over to MSB.

Question:
If I am offered a job but it is in Greensburg and I choose not to drive there because it is too far, will I still be entitled to severance?

Answer:

Those who are made a job offer for a Greensburg based position as the result of their position being eliminated, will still receive severance opportunity if they choose not to accept the offer.

Question:

I purchase extra life insurance as a payroll deduction.  What will happen with that?

Answer:

You should receive a “conversion” letter from UNUM at the time we cancel our relationship with them.  In most cases, you should be able to continue your coverage by paying the premiums in effect at the time.  Page 10 of the MSB brochure shows they also offer the opportunity to purchase additional  life insurance.

Question:
If I know my job is eliminated as of the time of closing in September and I find another job and quit before the merger is complete, will I still get the severance payment?

Answer:
If you are still here at time of merger and your job ends due to the merger, your severance agreement takes effect.  If you decide to quit prior to the date of merger, you will not be entitled to severance.

Question:
Will I receive a 401(k) match contribution for 2014?

Answer:

We continue to accrue for the match contributions and bonuses.  If you are an employee at the time of the merger closing, you will participate in those benefits if approved by the Board and if qualified under the terms of the plans.

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Additional Information for Investors and Shareholders

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource, MBT or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MainSource nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MainSource and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MainSource’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management’s determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking.  These statements are based upon the current beliefs and expectations of MainSource’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.  There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied.  Additional information concerning risks is contained in MainSource’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings.